                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                          Homegate Hospitality, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  43740G 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)


                        (Continued on following pages)
                               Page 1 of 5 Pages

CUSIP NO. 43740G 10 9                   13G                          Page 2 of 5

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Harlan R. Crow
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
                  5  SOLE VOTING POWER
  NUMBER OF          2,145,980
    SHARES      ----------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER
   OWNED BY          1,055,759
     EACH       ----------------------------------------------------------------
                  7  SOLE DISPOSITIVE POWER
  REPORTING          2,145,980
    PERSON      ----------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
     WITH            0
--------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0
--------------------------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 10 EXCLUDES CERTAIN
                SHARES*                                                      [X]

--------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 10

                0.0%
--------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

CUSIP NO. 43740G 10 9                   13G                          Page 3 of 5


Item 1.

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         111 Congress Avenue, Suite 2600
         Austin, Texas  78701

Item 2.

     (a) NAME OF PERSON FILING:

         Harlan R. Crow

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         2001 Ross Avenue, Suite 3200
         Dallas, Texas  75201

     (c) CITIZENSHIP:

         United States of America

     (d) TITLE OF CLASS OF SECURITIES:

         Common Stock, $.01 per value

     (e) CUSIP NUMBER:

         43740G 10 9

Item 3.  NOT APPLICABLE

Item 4.  OWNERSHIP:

     (a) Amount Beneficially Owned: Mr. Crow may be deemed to be the beneficial owner of 3,201,739 shares, consisting of 13,865 shares owned by Crow Family, Inc. (Mr. Crow being the sole director of such corporation), 2,033,424 shares owned by CRI/ESH Partners, L.P. and 98,691 shares owned by Crow Hotel Realty Investors, L.P. (Crow Family, Inc. being the sole general partner of each such partnership) and 1,055,759 shares owned by Developer Extended Stay Partners, L.P. (Crow Family, Inc. owning indirectly a percentage interest in such partnership). Mr. Crow disclaims beneficial ownership of all such shares.

     (b) Percent of Class: As Mr. Crow disclaims beneficial ownership of all shares described in Item 4(a), the percent of class represented by his ownership is 0.0%.

     (c) Number of shares as to which such person has:

         (i)   sole power to direct the vote:  2,145,980
         (ii)  shared power to direct the vote: 1,055,759
         (iii) sole power to dispose or direct the disposition of:  2,145,980
         (iv)  shared power to dispose or direct the disposition of:  0

Item 5.  NOT APPLICABLE

Item 6.  NOT APPLICABLE

Item 7.  NOT APPLICABLE

Item 8.  NOT APPLICABLE

CUSIP NO. 43740G 10 9                   13G                          Page 4 of 5


Item 9.  NOT APPLICABLE

Item 10. NOT APPLICABLE

CUSIP NO. 43740G 10 9                   13G                          Page 5 of 5

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I set forth that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 1997


                                 Signature: /s/ Harlan R. Crow
                                           -------------------------------------
                                           Name:  Harlan R. Crow